MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	March 31, 2007

DATE OF REPORT:	May 15, 2007

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	May 15 2007
DIRECTOR	FULL NAME	DATE SIGNED

“Thompson Jewell”	Thompson Jewell	May 15 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Overview

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea. This activity comprises:

–	geological and geophysical studies to define targets for drilling

–	drilling and evaluation of exploration wells

–	development and production of commercially viable discoveries.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally (but not always) have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is May 15, 2007, for the period ended March 31, 2007.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company had a loss for the quarter ended March 31, 2007 of $2.2 million.

The Company held cash and short-term deposits amounting to $6.1 million (this balance includes $3 million of cash that is held in a restricted account required under the loan facility) as at March 31, 2007. Cash held by the Company decreased in the quarter by $4.0 million. This was a consequence of meeting operational and overhead commitments. The Company is capable of meeting all its obligatory commitments as at the date of this report.

Cheal Field

Petroleum Mining Permit (PMP) 38156 covering the Cheal oil field was granted on July 26, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following delineation of further reserves.

Extended production testing of the Cheal wells using temporary test production facilities re-commenced on July 25, 2006. From July 25, 2006 to March 31, 2007 a total of 44,776 barrels of oil (100%) was produced. The oil was transported to the Waihapa Production Station where it was sold to Swift Energy. Gas produced in association with crude oil

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

production was used to generate electricity for on-site use or sold.

During the second quarter of 2006, a plan for the development of the Cheal oil field was prepared and submitted to the joint venture participants for their approval. At the same time an application for a mining permit over the field was submitted to Crown Minerals for approval.

The field development plan contemplates the construction of production facilities having an initial requirement of 2,000 barrels of oil per day and 3 million cubic feet of gas per day located at the Cheal A site. Production will be from up to nine development wells located at both the existing Cheal A site and from a second site, Cheal B, located a kilometre to the north. Engineering optimisation and design of the facilities allow capacity to be significantly increased in the future should this be required.

Development of the northern portion of the field from the Cheal B site commenced in late July 2006. Four wells have now been drilled from the B site, three of which were completed as producers in early 2007. The fourth well, Cheal B4, was an exploration well which targeted Moki, Mt Messenger and Urenui sandstones to the north west of the field’s bounding fault. While the results at the Moki level were disappointing, the well did confirm the presence of hydrocarbon charge outside the currently recognised limits of the field.

Construction of the production facilities continues on the A site and the plant is expected to be commissioned in July 2007. Negotiation of the commercial arrangements for the transportation, processing and sale of the crude oil are underway.

Production of approximately 1,900 barrels per day (100%) is expected to be achieved in quarter 3, 2007.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5% beneficial interest in the Cheal Field. A Sproule International Ltd report dated December 31, 2006, estimates 3P (proved, probable and possible) Reserves in Cheal to be 4.1 million barrels.

Cardiff Project

A series of flow and pressure build-up tests on the McKee sandstone formation in the Cardiff 2A well conducted in the second quarter of 2006 indicated an improvement in well productivity. This was reflected in flow rates which at times exceeded three million cubic feet per day of gas and 100 barrels per day of light oil and condensate.

On the basis that commerciality had been demonstrated from the test of the McKee zone, the grant of PMP 38156 also included the Cardiff Field.

The next step is to secure a flow test of the K3E reservoir interval. In preparation for this, the joint venture acquired specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies, will be used to determine the optimum testing programme for the K3E interval.

No reserves have yet been assigned to this property.

The Company is the operator of, and holds a 25.1% interest in, the Cardiff Field

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Kahili

Production from the Kahili field (PMP 38153) has been suspended since November 2004. Infill seismic suggests that the crest of the structure is some 100 metres higher to the north-east of the existing Kahili 1A/B well. (Tariki sandstones). It is intended to drill this updip potential in Q3 2007. As production facilities have been established in the field, production will be able to be achieved with minimal delay.

No reserves have yet been assigned to this property.

The Company is the operator of, and holds an 85% beneficial interest in the Kahili Field

Exploration and Appraisal Projects

The Company continues to evaluate its exploration portfolio to high grade prospects and pursue the drilling of those that are likely to have the most impact on the Company’s growth.

New Zealand

A 3D seismic survey was conducted over the Cheal and Cardiff discoveries. The results of the survey are being used to determine bottom hole locations for the Cheal development wells and other exploration targets in the area, and will be used to optimise the drilling and testing plan at Cardiff.

PEP 38524 was granted on 8 March 2007 over an area of 2,187 square kilometers (offshore Taranaki). The forward work program is to acquire an aero-magnetic survey over the entire permit area followed by 2D seismic.

The Ratanui-1 exploration well in PEP 38741 (onshore Taranaki) was drilled in Q1 2007 to a depth of 2,120 meters. The target Mt Messenger and Upper Moki Formation sands were intersected as planned however wireline log interpretation did not indicate economic hydrocarbons. Ratanui-1 was plugged and abandoned.

Papua New Guinea

The Douglas-1 exploration well in PPL 235 (onshore Papua New Guinea) was drilled in the second quarter of 2006. Primary reservoir targets for the well were the Jurassic aged Alene, Toro and intra Imburu sandstones. The well reached a total depth of 1978 metres. Wireline logs indicated that the well intersected two gas bearing columns, the first in the Alene sand and the second in the Toro sand. The Douglas well has been suspended pending a production test expected in 3Q 2007

A seismic survey was undertaken in Papua New Guinea within permit PPL 235, which contains the Douglas-1 well gas-condensate discovery. This data will be used to delineate the Douglas structure and to confirm suitable appraisal well locations. In addition the data will be used to delineate the Puk Puk prospect and others in preparation for future exploration drilling within the licence. The company holds a 35% interest in PPL 235

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

A new licence in Papua New Guinea, PPL 261, adjacent to PPL 235, was granted on 24 November 2006. The Company holds a 50% interest in this permit.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future revenue and raising additional capital. As part of its ongoing exploration portfolio management the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments.

Following quarter end, and as referred to under the section “Liquidity and Capital Resources”, the Company raised $3.2 million by way of a private equity placement and drew down $3.262 million of the Investec loan facility.

The Company is currently earning revenue from the sale of Cheal Oil from temporary production facilities. The Company expects to go into production of the Cheal field upon commissioning of the permanent facilities in Q3 2007.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. If current high oil prices continue the Company will benefit following the recommencement of Cheal production. The Company’s exploration costs are made in both NZ dollars and US dollars. The Company derives revenues denominated in US dollars providing a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Due to the recent high level of worldwide oil exploration activity exploration services are in high demand and as a consequence have increased significantly in cost.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2006 (US$ audited)	2005 (US$ audited) (Restated)[1]	2004 (US$ audited) (Restated)[1]
Oil and gas revenue	911,931	1,779,454	212,458
Gain on sale of petroleum and natural gas interests	—	—	—

Net earnings	(13,406,828)	(5,767,933)	(4,628,056)
Per share (basic)	(0.57)	(0.30)	(0.34)
Per share (diluted)	(0.57)	(0.30)	(0.34)
Total assets	35,993,671	20,375,905	13,014,240
Oil and gas properties expenditures	25,705,840	6,119,897	2,395,754
Total liabilities	23,897,911	3,534,477	1,882,960
Shareholders’ equity	12,095,760	16,841,428	11,131,280

1) Refer to note 4 of the Company’s 31 December 2006 annual financial statements

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Results of Operations

Update for the Quarter Ended March 31, 2007

The Company’s share of test production from Cheal has generated revenue of $782,499 for the quarter ended March 31, 2007. The other significant revenue was joint venture recoveries and interest which totaled $390,703 for the quarter.

For the quarter ended March 31, 2007, the Company incurred a net loss of $2,224,131 compared to a net loss of $3,399,979 for the quarter ended March 31, 2006. The decreased loss of $1,175,848 was primarily attributable to:

–	net production (sales less royalties and production costs) increased by $358,195;
–	foreign exchange movement decreased by $1,427,753 from a $1,303,630 loss in the March 2006 quarter to a $124,123 gain in the current quarter. This was as a result of the changing US:NZ exchange rate and, as the Company does not actively hedge foreign currency exposure, is unpredictable. The New Zealand dollar remained relatively stable against the United States dollar in the 31 March 2007 quarter compared to the 31 March 2006 quarter when there were significant movements between the currencies;

–	in December 2006 the Company entered into a number of put options and forward sales contracts for the future sale of crude oil from the Cheal field. The fair value of the derivates had decreased for the period ended 31 March 2007 resulting in a net loss of $862,226;

–	decrease in impairment of oil and gas properties of $881,227 is primarily the result of the Company focusing on the development of the Cheal oil field in the period ended 31 March 2007;

offset by;

–	increase in general and administrative expenses of $241,422. This was primarily related to increased salaries and insurance. The Company has increased the number of staff within the last 12 months to enable it to dedicate sufficient resources to operational and administrative activities in order to implement the Company strategy;

–	interest expense increased by $314,471. This is the result of the company drawing down a debt facility from Investec Bank (Australia) Ltd in December 2006. The Company did not have any borrowings for the period ended 31 March 2006.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Summary of Quarterly results

	Net Revenue $	Net (loss)/profit for the period $	Net (loss)/profit per share ‘basic’ $	Net (loss)/profit per share ‘diluted’ $
2007
First quarter	360,425	(2,224,131)	(0.08)	(0.08)

2006
First quarter (1)	2,230	(3,399,979)	(0.15)	(0.15)
Second quarter (1)	(3,012)	(1,949,505)	(0.09)	(0.09)
Third quarter (1)	187,407	(787,139)	(0.04)	(0.04)
Fourth quarter (1)	74,687	(7,270,205)	(0.29)	(0.29)

2005
Second quarter (1)	162,233	(857,559)	(0.05)	(0.05)
Third quarter (1)	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter (1)	274,227	(4,286,996)	(0.22)	(0.22)

(1)  Effective 2006 the company follows the successful efforts method of accounting for its operations. The change in the accounting policy has been applied retroactively and prior years’ figures have been restated (refer to Note 4 in the 2006 Annual financial statements). The write-down of oil and gas properties has been restated in the 2006 quarters and recorded in the fourth quarter of 2005 (refer to note 7 in the 2006 Annual financial statements).

The figures included in the table above for the June 2005 quarter reflect the amended results arising from the change in the treatment of net test production income. This change was reported fully in the September 2005 MD&A and followed the Company ascertaining that test production proceeds were able to be recorded as ‘revenue’ rather than a reduction in permit carrying value.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits (including restricted cash) of $6.1 million at March 31, 2006.

On March 30, 2007 the Company raised $3.2 million through the private placement of 2,500,000 shares at a price of $1.30 subject to regulatory approval. Closing of the placement remains subject to receipt of approval from AMEX as of the date of filing. No share warrants were attached to the shares.

The Company’s management estimates that the total obligations under various work programs are $11.8 million as at March 31, 2007. In addition to this is a further obligation in respect to the outstanding balance of the prepaid gas agreements with NGC totaling $1.1

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

million and Vector Limited totaling $2.3million. The NGC prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. The Vector gas obligation will either be repaid by gas deliveries or, can be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. Further information can be found in Note 19 of the Company’s 2006 Annual Financial Statements.

The Company’s obligations are summarized in the following table. The obligations include a 69.5% share in the Cheal field development. Also included is a test of the K3E zone in the Cardiff 2A well.

	Payments Due by Period (US$)
Contractual and other obligations	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Operating Leases	611,822	133,823	249,273	228,725
Debt Facility	15,738,000	6,550,000	9,188,000
Joint Venture Commitments (1)	11,819,454	11,819,454
Other Long Term Obligations (2)	3,377,768	1,047,108	1,629,940	598,434	102,286
Total Contractual Obligations	31,547,044	19,550,384	11,067,213	827,159	102,286

(1)	Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations.

(2)	Other Long Term Obligations is in respect to Prepaid gas revenue.

The Company is currently in discussions with its joint venture participants regarding other permit work programs however these programs have yet to be approved. These discussions are in line with standard ongoing business practice.

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

Related Party Transactions

Directors received a total remuneration of $29,750 during the three months to March 31, 2007 (three months to March 31, 2006 — $13,125)

The Company incurred costs of $3,000 (March 31, 2006: $2,073) on behalf of a Director providing consultancy services to the Company. The Company also paid a company that employs a former Director $Nil during the three months to March 31, 2007 (March 31, 2005 — $1,500) for financial services.

The above-noted transactions were in the normal course of operations.

Proposed Transactions

Discussions which may in due course lead to further funding arrangements are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended March 31, 2006.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue

i) The Company entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. All costs associated with the Kahili property have previously been written off, while the prepaid liability remains recorded at $1,121,304. The Company has until 2013 to discharge its obligation under the agreement, either through gas sales, by cash or issue of equity in one of the company’s subsidiaries.

ii) On February 4, 2004, Arrowhead Energy Ltd, a company acquired on December 22, 2006, entered into a gas prepayment agreement with Vector Limited, whereby the issuer provided NZ$2,500,000 (approximately $1,700,000) to fund Arrowhead’s development programs. Arrowhead is obliged to deliver NZ$2,500,000 (approximately $1,700,000) of gas to the issuer, The obligations of Arrowhead under the gas prepayment agreement survive the repayment of the advance. The gas prepayment agreement can only be terminated in certain circumstances and in the event of termination the outstanding amount of the advance is repayable without interest for a period of 14 days after which interest becomes payable on any balance of the advance not repaid. The prepayment is secured under a registered charge over Arrowhead Energy Ltd’s 33% interest in the Cheal joint venture PMP 38156 and its 25% interest in the Kahili joint venture PMP 38153 and supported by a guarantee of NZ$2,500,000 provided by Investec Bank (Australia) Ltd. As at March 31, 2007, Arrowhead Energy Ltd had delivered gas worth NZ$11,204.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

b) Incentive Stock Options

The Company adopted a Share Option Plan on May 2, 2006 which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended March 31, 2007 (see Note 8(b)). In the quarter ended March 31, 2007 there were no stock option grants made by the Company and 200,000 stock options were exercised at an exercise price of $1.20 for total proceeds of $240,000. During the period 66,666 stock options lapsed unvested due to the cessation of employment.

On 30th April 200,000 unvested stock options lapsed due to cessation of employment and on the 1st May 400,000 stock options were issued at an exercise price of $1.14.

c) Share Purchase Warrants

In conjunction with the debt facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised proceeds are first applied to any outstanding loan facility. At the end of March 31, 2007, all these warrants were outstanding.

During 2005, 4,000,000 units at $2.50 were issued by the Company under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant was exercisable to acquire one additional common share at $3.50 until October 13, 2006. These warrants expired unexercised

d) Derivatives

The Company has entered into a series of put options and forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long term debt. As the put options and forward sales contracts hedge commodity price against the Brent Crude Futures Contract the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, and the related fair values at March 31st, 2007 were as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at March 31, 2007
Crude oil put options	72,000	April 2007 – June 2007	64.00	238,850
Crude oil forward sales	417,600	July 2007 – December 2010	65.10	(1,556,791)

As at the 31 March 2007 the average price per bbl of equivalent crude oil forward sales contracts for the period July 2007 — December 2010 ranged from 66.85 to 70.09 thus giving rise to a negative fair value of $1,556,791.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Internal Controls

The Company has internal controls including management approval requirements and segregation of duties all of which taken together it believes are commensurate with the size of its business. However given the development stage of the business and sporadic revenue accounting, it does not yet have the more extensive internal controls that might be expected in a larger producing oil and gas company. Given that many of its business activities are joint ventured, the Company’s accounting is subject to scrutiny by third party joint venture parties which constitutes an additional check and balance. Senior management is also closely involved in the expenditure approval process and the audit committee reviews expenditure for reasonableness on a quarterly basis. Overall management is satisfied the internal controls are adequate for the Issuer given its current status.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2007

Outstanding Share Data (as at March 31, 2007):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	27,964,287
Incentive Stock Options	937,168 (vested) 418,666 (un-vested)	Various (October 15, 2007 to February 2, 2011) (fully/ partially vested)	Exercisable for 1 common share each at $1.20 to $2.75

Share Purchase Warrants	2,500,000	December 21, 2008
In conjunction with the debt facility the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised proceeds are first applied to any outstanding Junior tranche debt. At the end of December 2006, all these warrants were outstanding.

“Thompson Jewell”
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.